EXHIBIT 99.1

Electra Signs Term Sheet with Ontario for C$17.5 Million as Part of C$100 Million Cobalt Refinery Investment

TORONTO, Sept. 12, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce it has signed a term sheet for C$17.5 million in proposed funding from Invest Ontario, an agency of the Government of Ontario, to support construction of its cobalt sulfate refinery in Temiskaming Shores. Once operational, the facility will be the first in North America dedicated to producing battery-grade cobalt sulfate.

“We are focused on completing North America’s first cobalt sulfate refinery and unlocking the jobs and economic activity that come with it,” said Electra CEO Trent Mell. “We are grateful for the support from Invest Ontario, which will help accelerate construction and reinforces confidence in the strategic importance of our project. Establishing a domestic supply of battery-grade cobalt is essential to reducing reliance on foreign-controlled supply chains, safeguarding economic and energy security, and ensuring that Canada plays a leading role in the global energy transition.”

Once completed, Electra’s refinery will produce 6,500 tonnes of battery-grade cobalt sulfate annually, enough to support production of up to 1 million electric vehicles per year. With over 90% of the global cobalt sulfate supply currently originating from China, Electra will stand out as one of the few producers with no ties to Foreign Entities of Concern. The facility will play a critical role in reinforcing Canada’s battery materials supply chain and reducing reliance on foreign sources.

“Under the leadership of Premier Ford, our government is building a strong, self-reliant economy that integrates Northern Ontario’s vast mineral wealth with Southern Ontario’s manufacturing might,” said Vic Fedeli, Minister of Economic Development, Job Creation and Trade. “Electra’s investment in Temiskaming Shores will establish an integral link in the province’s critical mineral processing supply chains and fuel the next stages of Ontario’s leadership in electric vehicle battery manufacturing.”

The refinery is expected to deliver lasting economic benefits through long-term job creation and increased industrial capacity in the region, including more than 50 new jobs at the facility. The project also supports Ontario’s clean energy transition and electric vehicle manufacturing ecosystem, while reinforcing Canada's leadership in sustainable resource development.

The Ontario commitment forms part of an estimated C$100 million investment to complete refinery construction, which includes inflation and other adjustments to the project’s 2023 cost estimate. This new funding replaces a previously announced US$20 million strategic corporate investment (September 10, 2024). The funding is part of a historic trilateral package of government support, following the U.S. Department of Defense’s US$20 million award in August 2024 and ongoing discussions with the Government of Canada (March 2025). With all contributions, Electra’s potential government funding totals approximately US$48 million (C$64 million). To support the financing plan, Electra has launched a comprehensive restructuring, targeting a ~60% reduction in convertible debt and a US$30 million equity raise.

The refinery complex will serve as the foundation for future growth initiatives, supporting Electra’s plans to produce other battery materials to strengthen the resiliency of the North American supply chain. In 2023, the Company operated a plant-scale battery recycling demonstration plant at its refinery complex, recovering lithium, nickel, cobalt and other critical minerals from batteries. Electra has recently commenced a feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery. The Company is also contemplating a second cobalt sulfate facility in Bécancour, Quebec and a strategically located North American nickel sulfate plant.

The term sheet signed with Invest Ontario expresses an intent to work toward completing definitive documentation but does not constitute a binding agreement. While discussions between the parties are ongoing, there is no guarantee or assurance that final agreements will be reached and funding will be provided to the Company.

About Electra Battery Materials
Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.